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                                                                       Exhibit 8
                                                                       ---------


           [LETTERHEAD OF AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.]


                               September 15, 1999



Think New Ideas, Inc.
45 West 36th Street, 12th Floor
New York, New York 10018

AnswerThink Consulting Group, Inc.
1001 Brickell Bay Road, 30th Floor
Miami, Florida 33131

Dear Sir or Madam:

          We have acted as tax counsel for Think New Ideas, Inc. ("Think New Ideas") in connection with the proposed merger between AnswerThink Consulting Group, Inc. ("AnswerThink") and Think New Ideas.

          In rendering our opinion, we have examined copies of such documents as we deemed relevant and necessary, including the Agreement and Plan of Merger (the "Merger Agreement"), the registration statement including all exhibits attached thereto (together, the "Registration Statement"), and various other documents, including all proxies and voting agreements, related thereto. Accordingly, our opinion is conditioned on the truth and accuracy of all factual statements made in the Merger Agreement, the Registration Statement, and all documents relevant hereto, and upon timely and full compliance with the terms of the Merger Agreement by all relevant parties. In rendering our opinion, we also have relied upon the representations made on behalf of Think New Ideas in a letter to us dated September 15, 1999 and upon representations made on behalf of AnswerThink in a letter to us dated September 15, 1999 (together, the "Representation Letters").

          Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S Treasury regulations (including proposed regulations) promulgated thereunder, administrative rulings and pronouncements of the Internal Revenue Service (the "IRS") and judicial decisions, all as of the date hereof. We cannot assure that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions. Any changes or interpretations are subject to change at any time, possibly with retroactive effect, and could affect our opinion. Additionally, Think New Ideas has not requested, nor has the IRS issued, a ruling in connection with the merger. Accordingly, while our opinion represents our best legal judgement, there can be no assurance that the IRS will not successfully challenge our opinion.

          Subject to assumptions, limitations, and qualifications set forth herein, and in reliance on the Representation Letter, it is our opinion that the proposed merger will constitute a tax-free reorganization within the meaning of Code Section 368(a)(1)(A) by reason of Code Section 368(a)(2)(E). Accordingly, subject to the assumptions, limitations and qualifications referred to in our opinion, the proposed merger should result in the following federal income tax consequences:

     1. No gain or loss will be recognized by the Think New Ideas stockholders upon the exchange of Think New Ideas common stock solely for AnswerThink common stock. The cash payment to Think New Ideas stockholders in lieu of fractional shares of AnswerThink common stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by
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AnswerThink. Under Code Section 302(a), those cash payments will be treated as distributions in full payment in exchange for the fractional AnswerThink shares hypothetically redeemed. Therefore, Think New Ideas stockholders receiving cash in lieu of fractional shares generally will recognize gain (or loss) to the extent that the amount of cash exceeds (or is exceeded by) the portion of the adjusted tax basis of Think New Ideas common stock that is allocable to the fractional shares.

     2. Each Think New Ideas stockholder's aggregate tax basis in the AnswerThink common stock received in the merger will equal the aggregate tax basis of the Think New Ideas common stock it surrendered in the merger. If an exchanging Think New Ideas stockholder recognizes gain or loss upon receiving cash in lieu of fractional shares in the merger, that stockholder's basis in AnswerThink common stock actually received will be reduced. The amount of the reduction will equal the portion of the stockholder's tax basis in its surrendered stock that is allocable to the fractional share interest considered to be exchanged for cash.

     3. A Think New Ideas stockholder's holding period for AnswerThink common stock received in the merger will include the time period during which it held the Think New Ideas common stock, provided the Think New Ideas common stock is held as a capital asset at the time of the merger.

     4. Neither AnswerThink nor Think New Ideas will recognize gain or loss solely as a result of the merger.

        Our opinion is limited to the United States federal income tax matters specifically addressed herein. This opinion does not address the federal income tax consequences of other transactions effectuated before or after the merger (whether or not these transactions are in connection with the merger). This opinion also does not address foreign, state or local tax considerations. Think New Ideas stockholders should consult their own individual tax advisors as to the specific tax consequences of the merger, including applicable federal, state, local and foreign tax consequences, if any.

        We consent to your referring to this opinion letter in a manner consistent with the Merger Agreement and Registration Statement, and as a condition precedent to the closing of the proposed merger between AnswerThink and Think New Ideas.

                                Very truly yours,

                                /s/ Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.